Exhibit 3.16

State of Delaware Secretary of State Division of Corporations Delivered 11:00 AM 09/21/2007 FILED 11:00 AM 09/21/2007 SRV 071042765 — 4427072 FILE
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
•	First: The name of the limited liability company is Spirit AeroSystems Investco, LLC

•	Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, #400 in the City of Wilmington, DE. The name of its Registered agent at such address is Corporation Service Company

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is 09/14/2057.”)

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 14th day of September, 2007.

By:	/s/ Gloria Flentje
Authorized Person(s)
Name: Gloria Flentje Typed or Printed